Filed by: IBERIABANK Corporation

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: IBERIABANK Corporation

Commission File No: 0-25756